NYSE

15008705

Received SEC

MAR 0 1 2016

Washington, DC 20549

Silvio Conte (Joe)
Head of Corporate Actions
Global Listings

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5024
silvio.conte@nyse.com

CERTNYS
001-15202

March 1, 2016

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.900% Subordinated Debentures due 2056 of W. R. BERKLEY CORPORATION under the Exchange Act of 1934.

Sincerely,

Silvio Conte